UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934*

Neothetics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

64066G101
(CUSIP Number)

Ervington Investments Limited
Chrysanthou Mylona 3
3030 Limassol
Cyprus
(357) 25857700

With a copy to:

Tiffany Pollard
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64066G101

1	NAME OF REPORTING PERSON Ervington Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,349,740
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,349,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.83%[1]
14	TYPE OF REPORTING PERSON CO

1 This percentage is calculated based upon 13,730,410 shares of Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on November 12, 2015.

CUSIP No. 64066G101

1	NAME OF REPORTING PERSON Greenleas International Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,349,740
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,349,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.83%[2]
14	TYPE OF REPORTING PERSON CO

2 This percentage is calculated based upon 13,730,410 shares of Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2015.

CUSIP No. 64066G101

1	NAME OF REPORTING PERSON Harmony Trust Settlement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,349,740
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,349,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.83%[3]
14	TYPE OF REPORTING PERSON CO

3 This percentage is calculated based upon 13,730,410 shares of Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2015.

ITEM 1.                          SECURITY AND ISSUER

This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Neothetics, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 9171 Towne Centre Drive, Suite 270, San Diego, CA.

ITEM 2.                          IDENTITY AND BACKGROUND

(a)
This Statement is being filed by (i) Ervington Investments Limited ("Ervington"), (ii) Greenleas International Holdings Ltd. ("Greenleas") and (iii) Harmony Trust Settlement ("Harmony Trust"). Ervington, Greenleas and Harmony Trust shall be referred to collectively as the "Reporting Persons".

(b) - (c)
The Reporting Persons' business addresses are: (i) Chrysanthou Mylona, 3030 Limassol, Cyprus, (ii) Wickhams Cay II, Coastal Building, Road Town Tortola, British Virgin Islands, and (iii) Chrysanthou Mylona, 3030 Limassol, Cyprus.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)
During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i) Cyprus, (ii) British Virgin Islands, and (iii) Cyprus.

ITEM 3.                          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds for the purchaser of the Issuer's securities was the working capital of the Reporting Persons. The aggregate funds used by the Reporting Persons to make the purchases were $1,999,178.55

ITEM 4.                          PURPOSE OF TRANSACTION

The securities covered by this Schedule 13D were acquired for investment purposes. The Reporting Persons currently intend to acquire additional securities of the Issuer pursuant to that certain Purchase Agreement as described in Item 6 below. In addition, the Reporting Persons intend to review continuously their position in the Issuer. Depending on future evaluations of the business prospects of the Issuer and upon other developments, including the general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal restrictions on their ability to do so. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. The Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock, and dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer's board of directors and management, ownership, capital structure, strategy, and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions involving the Issuer and other third parties. Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                          INTEREST IN SECURITIES OF THE ISSUER

(a)
The Reporting Persons beneficially own 9.83% of the shares of Common Stock of the Issuer, based upon 13,730,410 shares of Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on November 12, 2015.

(b)	The Reporting Persons have shared power to vote and dispose of 1,349,740 shares of Common Stock.

(c)	In the 60 days prior to this filing, the following shares of Common Stock were purchased in the open market:

Date of Transaction	Number of Shares of Common Stock	Price per Share
December 18, 2015	200,000	$1.3265
December 21, 2015	133,670	$1.3444
December 22, 2015	186,567	$1.3886
December 23, 2015	186,751	$1.5845
December 24, 2015	40,982	$1.5991
December 28, 2015	102,770	$1.6114
December 29, 2015	499,000	$1.5392

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.                          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 4, 2015, a Buy/Sell Agreement was entered into by and between RMI Investments S.à r.l. and Ervington (the "Purchase Agreement"). Pursuant to the Purchase Agreement and subject to the conditions set forth therein, Ervington agreed to pay a purchase price of $20,000,000 (as may be adjusted) using working capital funds in consideration for 1,585,549 shares of Common Stock of the Issuer (the "Shares").

The consummation of the sale, delivery, and transfer of the Shares is subject to, among other conditions, the designation by Ervington of a person (the "Purchaser Nominee") and appointment of the Purchaser Nominee to the Board of Directors of the Issuer (the "Board"). The Purchaser Nominee will have the same rights, privileges and compensation as the other members of the Board in their capacity as such, including with respect to insurance coverage and reimbursement of expenses, as evidenced by delivery to Ervington of a certified copy of the resolutions of the Board or Nominating Committee of the Board, as applicable, providing for such appointment, and delivery to Ervington of a certified copy of resolutions of the Board which appoint the Purchaser Nominee to the Board effective upon the closing of the transactions contemplated by the Purchase Agreement not later than thirty calendar days following the date of the Purchase Agreement.

The description of the Purchase Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached hereto as Exhibit 10.1.

ITEM 7.                          MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1:	Buy/Sell Agreement, dated as of December 4, 2015, by and between RMI Investments S.à r.l. and Ervington Investments Limited.

Exhibit 99.1:	Joint Filing Agreement, dated as of January 13, 2016.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2016

Ervington Investments Limited

By:	/s/ Maria Damianou
Name:	Maria Damianou
Title:	Director

Greenleas International Holdings Ltd.

By:	/s/ Chrystalla Komodromou Stylla
Name:	Chrystalla Komodromou Stylla
Title:	on behalf of Thackeray Investments Limited
Director

Harmony Trust Settlement

By:	/s/ Dimitris Ioannidis
Name:	Dimitris Ioannidis
Title:	Director of A. Corp-Trustee Limited, Trustee